CERTIFICATE OF AUTHOR

I, Stanton Dodd, L.Geo., do hereby certify that:

1.	I am currently employed as Vice President Exploration by:

Alexco Resource Corp.
Suite 1150 – 200 Granville Street
Vancouver, BC V6C 1S4
Canada

2.	This certificate applies to the technical report entitled “Bellekeno Project – Updated Preliminary Economic Assessment Technical Report” dated December 2, 2009.

3.

I am a graduate of Western Washington University (1981) with a M.Sc. degree in Geology. I have practiced in my profession continuously, in the fields of geology, mineral exploration and resource estimation, since my graduation in 1981.

4.	I am a Licensed Geologist registered with the State of Washington in the United States of America (#190).

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I am a “qualified person” for the purposes of NI 43-101.

6.	My most recent personal inspection of the Bellekeno property was October 19 and 20, 2009.

7.	The sections of the technical report for which I am responsible includes Sections 4.0 through to 15.0 (inclusive), and for which I am responsible as a co-author includes 17.0 and 19.1.

8.	I am employed by the issuer, Alexco Resource Corp., and accordingly am not independent as described in section 1.4 of NI 43-101.

9.	I have had extensive prior involvement with the Bellekeno property, overseeing all exploration activity at Bellekeno in my capacity as Vice President Exploration of the issuer.

10.	I have read NI 43-101, including Form 43-101F1, and this technical report has been prepared in compliance with that Instrument.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

12.

I consent to the filing of this technical report with any stock exchange or other regulatory authority, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this technical report.

Dated this 4th day of December, 2009.
“signed and sealed”
Stanton Dodd, L.Geo.
Alexco Resource Corp.